Gmail **Ashley Wilson** <[redacted]

opportunity

2 messages

Conference Connect <[redacted] Fri, Oct 10, 2025 at 11:46 AM
Reply-To: [redacted]
To: [redacted]

CONFERENCE CONNECT

We are changing the way people do conferences.

Hi Ashley,

As a supporter of Conference Connect, I wanted to share with you some very exciting news!!

Conference Connect has been gaining a lot of momentum (we just surpassed 200,000 visitors to our site!), and we want the customers who have supported us from the beginning to have a stake in our growth. To that end, we have set aside a $1.2m allotment on Wefunder, a crowdfunding platform, to make it more accessible for everyone to invest.

Here's how it works*:

- Visit our **Wefunder page** and reserve an investment you are comfortable with - you can commit as little as $1,000.
- Once our Wefunder campaign closes, you will have the chance to confirm your interest and invest.

Reserve Here

Some key highlights:

- Since launch (February 2024), Conference Connect's average quarterly site visitor growth is 158%
- As a multi-sided marketplace, revenue is already being generated from five different streams
- The US corporate event market size is estimated to reach $510.9B in 2030 (from $95.3B in 2020)

Conference and Speaker discovery is at the forefront of what we do. With the professional event industry on the rise, now, more than ever before, is the time to build a marketplace that takes conference and speaker discovery into the 21st century. We will use this new funding to support further development, marketing and team expansion to amplify our growth and brand presence. We truly want to build something that relieves the pain points of attendees, organizers, speakers, vendors and more.

If you believe in what we are doing and want to join us, we would love to have you on as an investor.

If you have any questions, please feel free to reply to this email. Thank you as always for the support!

Until next time, Get Connected...Stay Connected!

-Ashley

***_Testing the Waters Legal Disclosure:_** *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or*

commitment of any kind.

CONFERENCE CONNECT

The World's #1 Conference and Speaker Discovery Platform

Ashley Wilson <[redacted]
[redacted]

Mon, Oct 13, 2025 at 3:16 PM

Here you go:)
[Quoted text hidden]
--



Ashley Wilson
Founder


THE ONLY
WOMAN
IN THE ROOM
ASHLEY L. WILSON

Amazon #1 Best Seller

[redacted]
www.BarDownInvestments.com
www.ApartmentAddicts.com
www.ConferenceConnect.com

Gmail Ashley Wilson <[redacted]

Exciting Opportunity: Invest Now In Conference Connect!

4 messages

J Scott (Bar Down Investments) <[redacted]> Tue, Oct 14, 2025 at 1:14 PM
Reply-To: "J Scott (Bar Down Investments)" <[redacted]>
To: [redacted]

View this email in your browser

BAR DOWN INVESTMENTS

I wanted to share some very exciting news and great opportunity!

As many of you might know, Ashley Wilson and I launched **Conference Connect** a little over a year ago. Our goal is to build the largest and most robust platform on the planet for connecting event organizers, attendees and speakers.

Our platform has been gaining incredible momentum -- we've just surpassed **200,000 visitors** -- and we want to give our early supporters the opportunity to invest in the business and share in our growth.

To make investing more accessible, we've reserved a **$1.2M allocation** through **Wefunder**, a Regulation CF crowdfunding platform that allows anyone (accredited or not) to invest with **as little as $1000**.

Here's how it works:

1. Visit our Wefunder page and **reserve** the investment amount that feels right for you.

2. Once our campaign officially launches and we have hit our minimum investment target (likely 30-45 days from now), you'll have the opportunity to **confirm your interest** and make your investment.

Reserve Your Investment Now!

Why should you consider investing?

- The **U.S. corporate event market** is projected to grow from **$95.3B (2020)** to **$510.9B (2030)**
- We've seen **158% average quarterly visitor growth** since launching in February 2024
- We have **five distinct revenue streams** already generating income

Conference Connect is building the **modern marketplace for conference and speaker discovery**—a platform designed to streamline connections between attendees, organizers, speakers, and vendors. With the professional event industry rapidly expanding, there's never been a better time to build a smarter, more connected ecosystem.

We'll use this next round of funding to accelerate **product development, marketing, and team growth** -- further amplifying our reach and brand presence.

If you believe in what we're building and want to be part of our journey, we'd love to have you on board as an early investor.

Thank you, as always, for your support and encouragement.

Until next time — **Get Connected. Stay Connected.**

Warmly,
J Scott & Ashley Wilson
Founders, Conference Connect

**** Testing the Waters Disclosure:***
We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted, and no part of the purchase price will be received, until a Form C is filed and only

through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Reserve Your Investment Now!

J Scott (Bar Down Investments) <[redacted] Tue, Oct 14, 2025 at 1:14 PM
Reply-To: "J Scott (Bar Down Investments)" <[redacted]>
To: [redacted]

[Quoted text hidden]

J Scott (Bar Down Investments) <[redacted] Tue, Oct 14, 2025 at 1:14 PM
Reply-To: "J Scott (Bar Down Investments)" <[redacted]>
To: [redacted]

[Quoted text hidden]

J Scott (Bar Down Investments) <[redacted] Tue, Oct 14, 2025 at 1:14 PM
Reply-To: "J Scott (Bar Down Investments)" <[redacted]>
To: [redacted]

[Quoted text hidden]

Gmail

Ashley Wilson <[redacted]

want to join?

1 message

Conference Connect <[redacted]> Wed, Oct 22, 2025 at 7:10 PM
Reply-To: [redacted]
To: [redacted]

CONFERENCE CONNECT

We are changing the way people do conferences.

Hi Ashley,

When you truly think about it, everyone (speakers, event hosts, sponsors, attendees, or service providers - like Uber, Hilton, or even restaurants), is connected to the Conference industry.

As someone who has supported us from the beginning, we want you to have an opportunity to have a stake in our growth. To that end, we have set aside a $1.2m allotment on Wefunder, a crowdfunding platform, to make it more accessible for everyone to invest.

Here's How It Works*:

1. Visit our **Wefunder page** and reserve an investment you are comfortable with - you can make a commit starting at just $1,000.

2. Once our Wefunder campaign closes, you will have the chance to confirm your interest and invest.

Join Us Here

Some Key Highlights:

- **Show me the money -** We are now generating revenue from five income streams

- **Are you coming with me** - Since launch (February 2024), 250,000+ visitors have come to our site

- **You had me at hello** - The Conference Industry is the 13th largest global economic contributor

With more conferences and speakers than ever before, Conference Connect is positioned to be the number one marketplace for all conference connections. As we continue to build out all of Conference Connect's features we would love to have you along for the journey.

Ride The Wave With Us:

Conference Connect taps into the projected $510B U.S. corporate industry (2030 projections by Allied Market Research). As the conference industry is on the rise, this is a great time to be a part of our growing company.

Reserve Your Spot Here

If you have any questions, please feel free to reply to this email. Thank you as always for the support!

Until next time, Get Connected...Stay Connected!

-Ashley

Testing the Waters Legal Disclosure: *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

Add text to your email.

The World's #1 Conference and Speaker Discovery Platform

Gmail

Ashley Wilson <[redacted]

510B Industry

2 messages

Conference Connect <[redacted]

Tue, Oct 28, 2025 at 6:44 AM

CONFERENCE CONNECT

We are changing the way people do conferences.

Hi Ashley,

Think about the last time you went to a conference. You met new people, shared ideas, and found new opportunities.

What most people don't realize is that those moments are part of a massive global industry that's quietly growing every year.

More people than ever want to share ideas, grow their careers or businesses, and have experiences that matter.

According to Allied Market Research, the corporate event market is projected to grow from **$95.3 billion in 2020 to $510.9 billion by 2030**. Businesses everywhere are investing in conferences, workshops, and events that bring people together in meaningful ways.

This industry is growing fast. The question is, are you ready to own a piece of it?

Join Us Here

Solving a Global Industry Problem

Until now, speakers, event organizers, and sponsors have relied on scattered tools to find and work with each other.

Conference Connect changes that. We've built the first all-in-one marketplace that brings speakers, organizers, sponsors, and attendees together on one simple platform.

And it's already gaining massive traction. Here's what we've achieved in less than a year:

- Over **250,000** site visitors since our launch in February 2024
- **158%** average quarterly growth in traffic
- **Five revenue streams** already generating income
- Rapid adoption by event organizers, speakers, and sponsors who use our platform to find each other faster

Conference Connect is no longer an idea. It is a proven, growing platform positioned inside one of the largest markets on earth.

Here's How You Can Get a Piece

Joining our Wefunder campaign gives you:

1. **Early ownership** in a fast-scaling startup within a 500+ billion dollar industry.
2. **Access to behind-the-scenes updates**, growth milestones, and investor perks.
3. The chance to be part of the **future of how conferences work**, connect, and grow.

You can start small. Investments begin at only **$1,000 dollars**, making it possible for anyone to join the movement.

How It Works*

1. Visit our Wefunder page
2. Choose an amount that fits your comfort level

It takes less than five minutes to reserve your place.

Reserve Your Spot Here

Join a Platform That's Growing Fast

The professional event industry is evolving quickly. More companies are hosting experiences to connect with their audiences, more speakers are building their brands through live events, and more attendees are traveling for meaningful learning opportunities.

There has never been a single platform that connects everyone in this ecosystem. We are here to change that.

With your support, we will continue to innovate and bring modern technology to an industry ready for transformation.

This is your chance to join us before Conference Connect becomes a household name in the event space.

From Ashley, Our Founder

> "We started Conference Connect to make the conference world smarter and more connected. With every new feature, every new event, and every new user, we get closer to building a community that brings people and opportunities together. I want our earliest supporters to grow with us."
>
> — **Ashley**, Founder of Conference Connect

Until next time, Get Connected...Stay Connected!

-Conference Connect

Important Legal Note

CONFERENCE CONNECT

The World's #1 Conference and Speaker Discovery Platform

Conference Connect <[redacted]

Tue, Oct 28, 2025 at 6:44 AM

[Quoted text hidden]

Gmail

Ashley Wilson <[redacted]

Opportunity for Anyone To Invest With Us!

1 message

J Scott (Bar Down Investments) <[redacted]

Tue, Oct 28, 2025 at 8:47 AM

View this email in your browser

BAR DOWN INVESTMENTS

We know that a lot of you who are following us can't necessarily invest in our real estate deals -- perhaps you aren't accredited or perhaps the high minimum investments are daunting. But, unlike our real estate investments, for this one, you **don't need to be accredited**, and the **minimum investment is only $1,000**.

Ashley Wilson and I have been growing our tech venture -- **Conference Connect** -- for a little over a year now. Our goal is to build the largest and most robust platform on the planet for connecting event organizers, attendees and speakers.

As someone who has supported us from the beginning, we want you to have an opportunity to invest alongside us and to have a stake in our growth.

Here's how it works:

1. Visit our Wefunder page and **reserve** the investment amount that feels right for you.

2. Once our campaign officially launches and we have hit our minimum investment target (likely 30-45 days from now), you'll have the opportunity to **confirm your interest** and make your investment.

Reserve Your Investment Now!

Why should you consider investing?

- The corporate event market is projected to become **a $510B industry** (projections by Allied Market Research) by 2030
- We've had **over 250,000 visitors to our platform** since launching in February 2024
- We have **five distinct revenue streams** that have been or will generate income

Conference Connect is building the **modern marketplace for conference and speaker discovery**—a platform designed to streamline connections between attendees, organizers, speakers, and vendors. With the professional event industry rapidly expanding, there's never been a better time to build a smarter, more connected ecosystem.

Reserve Your Investment Now!

Keep in mind that investing in a technology company is very different than investing in real estate. This investment is not likely to generate cash flow or tax benefits, and there is a risk of loss -- including 100% loss.

But, if you believe in what we're building and want to be part of our journey, we'd love to have you on board as an early investor.

If you have any questions, don't hesitate to reach out to us!

Thanks!

J Scott & Ashley Wilson
Founders, Conference Connect

**** Testing the Waters Disclosure:***

We are “testing the waters” to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted, and no part of the purchase price will be received, until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

Reserve Your Investment Now!

Gmail

Ashley Wilson <[redacted]

perks

1 message

Conference Connect <[redacted]

Wed, Oct 29, 2025 at 1:12 PM

CONFERENCE CONNECT

We are changing the way people do conferences.

Hi Ashley,

Owning a piece of Conference Connect isn't the only benefit of making a reservation on our Wefunder page. Depending on your investment amount, you can also get access to one of these two benefits:

- $2,500 - includes 1 sponsored email campaign
- $10,000 - includes 4 sponsored email campaigns and Social Media blasts

As a reminder to how quickly and seamlessly you can commit an investment:

1. Visit our **Wefunder page** and reserve an investment you are comfortable with - you can make a commit starting at just $1,000.
2. Once our Wefunder campaign closes, you will have the chance to confirm your interest and invest.

Join Us Here

If you have any questions, please feel free to reply to this email. Thank you as always for the support!

Until next time, Get Connected...Stay Connected!

-Ashley

*__*Testing the Waters Legal Disclosure:*__* *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

Add text to your email.

CONFERENCE CONNECT

The World's #1 Conference and Speaker Discovery Platform

Gmail **Ashley Wilson** <[redacted]

question

1 message

Conference Connect <[redacted]

Fri, Oct 31, 2025 at 6:47 AM

CONFERENCE CONNECT

We are changing the way people do conferences.

Hi Ashley,

We saw you were interested in investing in Conference Connect. Today is the last day of our soft launch, and with only ~$20,000 left to invest at our discounted cap rate of $15m, we wanted to touch base one more time to see if you are interested in moving forward.

As a reminder to how quickly and seamlessly you can commit an investment:

1. Visit our **Wefunder page** and reserve an investment you are comfortable with - you can make a commit starting at just $1,000.
2. Once our Wefunder campaign closes, you will have the chance to confirm your interest and invest.

Join Us Here

If you have any questions, please feel free to reply to this email. Thank you as always for the support!

Until next time, Get Connected...Stay Connected!

-Ashley

*****Testing the Waters Legal Disclosure:*** *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

CONFERENCE CONNECT

The World's #1 Conference and Speaker Discovery Platform

Gmail

Ashley Wilson <[redacted]

Why we built Conference Connect (and how you can join us)

J Scott (Bar Down Investments) <[redacted]

Mon, Nov 17, 2025 at 7:50 AM

View this email in your browser

Invest For As Little As $1000 Now

Now that our Wefunder campaign is officially open, I wanted to follow up and share a bit more of the story behind Conference Connect. And why Ashley and I decided to build this company in the first place.

Over the past decade, both Ashley and I have spoken at, attended, and organized more conferences, masterminds, and corporate events than we can count. And every time, we kept running into the same problem:

Finding the right people (and helping the right people find *you*) was harder than it should be.

Speakers struggled to get discovered.
Attendees struggled to navigate what was worth their time.
Organizers struggled to match talent with audience needs.
Vendors struggled to find the events where they could truly make an impact.

Everyone was operating in their own silo, with no modern, unified marketplace to bring the entire ecosystem together.

So, we decided to build the platform we kept wishing existed.

Conference Connect is our attempt to create the most comprehensive network for event organizers, attendees, speakers, and vendors -- a smarter, leaner, more connected way to make professional events work better for everyone.

And the early traction has confirmed what we believed from the start: **there's real demand for this.**
Since launching in 2024, we've had more than 250,000 visitors come through the platform. Without a large marketing push. It's organic. It's word of mouth. It's need-driven.

Now, for the first time, our Wefunder campaign is open, which means you can invest even if you're not accredited -- and the minimum is just $1,000. You can reserve your allocation here:

Reserve Your Investment Now!

A couple reminders about how Wefunder works:

• You can reserve your spot now, and only commit capital once the campaign closes.
• If you change your mind later, no harm done — reservations are non-binding.
• This is a high-risk tech startup investment (unlike our real estate deals), so always invest responsibly and with eyes wide open.

But if you've believed in what we've been building -- or if you simply want to own a small piece of a fast-growing platform in a $500B+ industry -- we'd truly love to have you join us as an early investor.

If you have any questions, don't hesitate to reach out to us!

Thanks!

J Scott & Ashley Wilson

Founders, Conference Connect

**** Testing the Waters Disclosure:***
We are “testing the waters” to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted, and no part of the purchase price will be received, until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

Reserve Your Investment Now!

Not sure if you heard, but I remember you both said you were interested in investing in Conference Connect and yo
$1,000 in Conference Connect (www.wefunder.com/conferenceconnect). I also have to share this disclaimer: We a
gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideratio
sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price w
Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligatio
kind.

Hope you are well,
Ashley

No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitme of any kind.


CONFERENCE
CONNECT

Invest in Conference Connect: Connecting Conferences, Speak..

wefunder.com

build something that relieves the pain points of attendees, organizers, speakers, vendors and more.

If you believe in what we are doing and want to join us, we would love to have you on as an investor.

If you have any questions, please send me a DM. Thank you as always for the continued support!

*Testing the Waters Legal Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being

-As a multi-sided marketplace, revenue is already being generated from five different streams
-The US corporate event market size is estimated to reach $510.9B in 2030 (from $95.3B in 2020)

Conference and Speaker discovery is at the forefront of what we do. With the professional event industry on the rise, now, more than ever before, is the time to build a marketplace that takes conference and speaker discovery into the 21st century. We will use this new funding to support further development, marketing and team expansion to amplify our growth and brand presence. We truly want to

make it more accessible for everyone to invest.

Here's how it works*:
-Visit our Wefunder page (https://lnkd.in/ejbnTRf9) and reserve an investment you are comfortable with - you can commit as little as $1,000.
-Once our Wefunder campaign closes, you will have the chance to confirm your interest and invest.

Some key highlights:
-Since launch (February 2024), Conference Connect's average quarterly site visitor growth is 158%



Ashley Wilson in • You

Entrepreneur, Real Estate Investor, Multifa...

3h •

As most of you have supported me with Conference Connect since the beginning, I wanted to share with you some very exciting news!!

Conference Connect has been gaining a lot of momentum (we just surpassed 200,000 visitors to our site!), and we want the customers who have supported us from the beginning to have a stake in our growth. To that end, we have set aside a $1.2m allotment on Wefunder, a crowdfunding platform, to

Promote this post to reach people who matter to you. Boost



Ashley Wilson in • You
Entrepreneur, Real Estate Investor, Multifamily Owner, Expert, a...
3mo •

As most of you have supported me with Conference Connect since the beginning, I wanted to share with you some very exciting news!!

Conference Connect has been gaining a lot of momentum (we just surpassed 200,000 visitors to our site!), and we want the customers who have supported us from the beginning to have a stake in our growth. To that end, we have set aside a $1.2m allotment on Wefunder, a crowdfunding platform, to make it more accessible for everyone to invest.

Here's how it works*:
-Visit our Wefunder page (**https://lnkd.in/ejbnTRf9**) and reserve an investment you are comfortable with - you can commit as little as $1,000.
-Once our Wefunder campaign closes, you will have the chance to confirm your interest and invest.

Some key highlights:
-Since launch (February 2024), Conference Connect's average quarterly site visitor growth is 158%
-As a multi-sided marketplace, revenue is already being generated from five different streams
-The US corporate event market size is estimated to reach $510.9B in 2030 (from $95.3B in 2020)

Conference and Speaker discovery is at the forefront of what we do. With the professional event industry on the rise, now, more than ever before, is the time to build a marketplace that takes conference and speaker discovery into the 21st century. We will use this new funding to support further development, marketing and team expansion to amplify our growth and brand presence. We truly want to build something that relieves the pain points of attendees, organizers, speakers, vendors and more.

If you believe in what we are doing and want to join us, we would love to have you on as an investor.

If you have any questions, please send me a DM. Thank you as always for the continued support!

*Testing the Waters Legal Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Invest in Conference Connect: Connecting Conferences, Speakers and More
wefunder.com

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Conference Connect
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NEW POST
How You Can Join a $500B Industry That's Growing Fast
Read more

What If You Could Own a Piece of a $510 Billion Industry Before It Explodes?

Ashley Wilson
Entrepreneur, Real Estate Investor, Multifamily Owner, Expert, and Coach, & Best-Selling Author

October 28, 2025

Think about the last time you went to a conference. You met new people, shared ideas, and found new opportunities.

What most people don't realize is that those moments are part of a massive global industry that's quietly growing every year.

More people than ever want to share ideas, grow their careers or businesses, and have experiences that matter.

According to Allied Market Research, the corporate event market is projected to grow from **$95.3 billion in 2020 to $510.9 billion by 2030**. Businesses everywhere are investing in conferences, workshops, and events that bring people together in meaningful ways.

This industry is growing fast. The question is, are you ready to own a piece of it?

Solving a Global Industry Problem

Until now, speakers, event organizers, and sponsors have relied on scattered tools to find and work with each other.

Conference Connect changes that. We've built the first all-in-one marketplace that brings speakers, organizers, sponsors, and attendees together on one simple platform.

And it's already gaining massive traction. Here's what we've achieved in less than a year:

- Over **250,000** site visitors since our launch in February 2024
- **158%** average quarterly growth in traffic
- **Five revenue streams** already generating income
- Rapid adoption by event organizers, speakers, and sponsors who use our platform to find each other faster

Conference Connect is no longer an idea. It is a proven, growing platform positioned inside one of the largest markets on earth.

Here's How You Can Get a Piece

Joining our **Wefunder** campaign gives you:

1. **Early ownership** in a fast-scaling startup within a 500+ billion dollar industry.
2. **Access to behind-the-scenes updates**, growth milestones, and investor perks.
3. The chance to be part of the **future of how conferences work**, connect, and grow.

You can start small. Investments begin at only **$1,000 dollars**, making it possible for anyone to join the movement.

How It Works*

1. Visit our **Wefunder** page
2. Choose an amount that fits your comfort level

It takes less than five minutes to reserve your place.

Join a Platform That's Growing Fast

The professional event industry is evolving quickly. More companies are hosting experiences to connect with their audiences, more speakers are building their brands through live events, and more attendees are traveling for meaningful learning opportunities.

There has never been a single platform that connects everyone in this ecosystem. We are here to change that.

With your support, we will continue to innovate and bring modern technology to an industry ready for transformation.

This is your chance to join us before Conference Connect becomes a household name in the event space.

From Ashley, Our Founder

"We started Conference Connect to make the conference world smarter and more connected. With every new feature, every new event, and every new user, we get closer to building a community that brings people and opportunities together. I want our earliest supporters to grow with us."

— **Ashley**, Founder of Conference Connect

Important Legal Note

*****Testing the Waters Legal Disclosure:** We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*


CONFERENCE CONNECT
Be part of a fast-growing platform in a $510B industry!
JOIN US!
SCAN TO GET STARTED!
ConferenceConnect.com
@conferenceconnect

Gmail [redacted]

Breaking News!

4 messages

Ashley Wilson [redacted] Fri, Oct 10, 2025 at 10:35 AM

[redacted]

[redacted]

Hello,

As we have previously discussed Conference Connect, I wanted to share with you some very exciting news!!

Conference Connect has been gaining a lot of momentum (we just surpassed 200,000 visitors to our site!), and we want the customers who have supported us from the beginning to have a stake in our growth. To that end, we have set aside a $1.2m allotment on Wefunder, a crowdfunding platform, to make it more accessible for everyone to invest.

Here's how it works*:

- Visit our Wefunder page and reserve an investment you are comfortable with - you can commit as little as $1,000.
- Once our Wefunder campaign closes, you will have the chance to confirm your interest and invest.

Some key highlights:

- Since launch (February 2024), Conference Connect's average quarterly site visitor growth is 158%
- As a multi-sided marketplace, revenue is already being generated from five different streams
- The US corporate event market size is estimated to reach $510.9B in 2030 (from $95.3B in 2020)

Conference and Speaker discovery is at the forefront of what we do. With the professional event industry on the rise, now, more than ever before, is the time to build a marketplace that takes conference and speaker discovery into the 21st century. We will use this new funding to support further development, marketing and team expansion to amplify our growth and brand presence. We truly want to build something that relieves the pain points of attendees, organizers, speakers, vendors and more.

If you believe in what we are doing and want to join us, we would love to have you on as an investor.

If you have any questions, please feel free to reply to this email. Thank you as always for the support!

Until next time, Get Connected...Stay Connected!
-Ashley

Testing the Waters Legal Disclosure: *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

--



Ashley Wilson
CEO, Conference Connect

[redacted] ConferenceConnect.com
[redacted]

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-Ashley

Testing the Waters Legal Disclosure: *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

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Ashley Wilson
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NEW BLOG POST
How You Can Join a $500B Industry That's Growing Fast
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What If You Could Own a Piece of a $510 Billion Industry Before It Explodes?

By Raizza B • Oct 28,2025

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Think about the last time you went to a conference. You met new people, shared ideas, and found new opportunities.

What most people don't realize is that those moments are part of a massive global industry that's quietly growing every year.

More people than ever want to share ideas, grow their careers or businesses, and have experiences that matter.

According to Allied Market Research, the corporate event market is projected to grow from **$95.3 billion in 2020 to $510.9 billion by 2030**. Businesses everywhere are investing in conferences, workshops, and events that bring people together in meaningful ways.

This industry is growing fast. The question is, are you ready to own a piece of it?

Solving a Global Industry Problem

Until now, speakers, event organizers, and sponsors have relied on scattered tools to find and work with each other.

Conference Connect changes that. We've built the first all-in-one marketplace that brings speakers, organizers, sponsors, and attendees together on one simple platform.

And it's already gaining massive traction. Here's what we've achieved in less than a year:

- Over **250,000** site visitors since our launch in February 2024
- **158%** average quarterly growth in traffic
- **Five revenue streams** already generating income
- Rapid adoption by event organizers, speakers, and sponsors who use our platform to find each other faster

Conference Connect is no longer an idea. It is a proven, growing platform positioned inside one of the largest markets on earth.

Here's How You Can Get a Piece

Joining our Wefunder campaign gives you:

1. **Early ownership** in a fast-scaling startup within a 500+ billion dollar industry.
2. **Access to behind-the-scenes updates**, growth milestones, and investor perks.
3. The chance to be part of the **future of how conferences work**, connect, and grow.

You can start small. Investments begin at only **$1,000**, making it possible for anyone to join the movement.

How It Works*

1. Visit our Wefunder page
2. Choose an amount that fits your comfort level
3. Reserve your spot before the campaign closes
4. Once it ends, confirm your investment and join our investor community

It takes less than five minutes to reserve your place.

Join a Platform That's Growing Fast

The professional event industry is evolving quickly. More companies are hosting experiences to connect with their audiences, more speakers are building their brands through live events, and more attendees are traveling for meaningful learning opportunities.

There has never been a single platform that connects everyone in this ecosystem. We are here to change that.

With your support, we will continue to innovate and bring modern technology to an industry ready for transformation.

This is your chance to join us before Conference Connect becomes a household name in the event space.

From Ashley, Our Founder

"We started Conference Connect to make the conference world smarter and more connected. With every new feature, every new event, and every new user, we get closer to building a community that brings people and opportunities together. I want our earliest supporters to grow with us."

— **Ashley**, Founder of Conference Connect

Important Legal Note

** **Testing the Waters Legal Disclosure:** We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

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What if you could own a piece of a $510B industry before it explodes?

Conference Connect
323 followers

October 28, 2025

Think about the last time you went to a conference. You met new people, shared ideas, and found new opportunities.

What most people don't realize is that those moments are part of a massive global industry that's quietly growing every year.

More people than ever want to share ideas, grow their careers or businesses, and have experiences that matter.

According to Allied Market Research, the corporate event market is projected to grow from **$95.3 billion in 2020 to $510.9 billion by 2030**. Businesses everywhere are investing in conferences, workshops, and events that bring people together in meaningful ways.

This industry is growing fast. The question is, are you ready to own a piece of it?

Solving a Global Industry Problem

Until now, speakers, event organizers, and sponsors have relied on scattered tools to find and work with each other.

together on one simple platform.

And it's already gaining massive traction. Here's what we've achieved in less than a year:

- Over **250,000** site visitors since our launch in February 2024
- **158%** average quarterly growth in traffic
- **Five revenue streams** already generating income
- Rapid adoption by event organizers, speakers, and sponsors who use our platform to find each other faster

Conference Connect is no longer an idea. It is a proven, growing platform positioned inside one of the largest markets on earth.

Here's How You Can Get a Piece

Joining our Wefunder campaign gives you:

1. **Early ownership** in a fast-scaling startup within a 500+ billion dollar industry.
2. **Access to behind-the-scenes updates**, growth milestones, and investor perks.
3. The chance to be part of the **future of how conferences work**, connect, and grow.

You can start small. Investments begin at only **$1,000**, making it possible for anyone to join the movement.

How It Works*

1. Visit our Wefunder page
2. Choose an amount that fits your comfort level
3. Reserve your spot before the campaign closes
4. Once it ends, confirm your investment and join our investor community

It takes less than five minutes to reserve your place.

Join a Platform That's Growing Fast

The professional event industry is evolving quickly. More companies are hosting experiences to connect with their audiences, more speakers are building their brands through live events, and more attendees are traveling for meaningful learning opportunities.

There has never been a single platform that connects everyone in this ecosystem. We are here to change that.

With your support, we will continue to innovate and bring modern technology to an industry ready for transformation.

This is your chance to join us before Conference Connect becomes a household name in the event space.

"We started Conference Connect to make the conference world smarter and more connected. With every new feature, every new event, and every new user, we get closer to building a community that brings people and opportunities together. I want our earliest supporters to grow with us."

— Ashley Wilson, Founder of Conference Connect

Important Legal Note

**Testing the Waters Legal Disclosure:* *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*